VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-4618

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Van Eck Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

666 Third Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lee Rappaport	(212) 293-2122	lrappaport@vaneck.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Rappaport, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ______________________, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Lee Rappaport

Title: VP & CFO

Gina M Gomes

Notary Public

GINA M. GOMES
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GO5038685
Qualified in Richmond County
Commission Expires January 30, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Van Eck Securities Corporation

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Van Eck Securities Corporation (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2025

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	1,017,232
Investments in marketable securities, at fair value (cost $11,176,658)		12,599,066
Distribution income receivable		499,470
Due from affiliates		8,523,362
Prepaid expenses and other current assets		1,034,721
Income tax receivable		11,575
Total assets	$	23,685,426

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	289,927
Distribution fee payable		186,506
Deferred tax liability, net		335,161
Due to affiliates		12,357
Total liabilities		823,951
Stockholder's equity:		
Common stock, par value $1 per share; authorized and issued 10,000 shares		10,000
Additional paid-in capital		86,421,348
Accumulated deficit		(63,569,873)
Total stockholder's equity		22,861,475
Total liabilities and stockholder's equity	$	23,685,426

See accompanying notes to financial statements.

VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Notes to Statement of Financial Condition

December 31, 2024

(1) Nature of Business

Van Eck Securities Corporation (the "Company") is a wholly owned subsidiary of Van Eck Associates Corporation (the "Parent" or "VEAC") and a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934. Its business consists of acting as general distributor of and/or marketing agent for pooled investment vehicles, including the Van Eck Family of Funds ("Van Eck Funds"). The Company does not hold funds or securities for, or owe money or securities to, customers. The Company is a member of the Securities Investor Protection Corporation ("SIPC"), and the Financial Industry Regulatory Authority ("FINRA") is the Company's designated examining authority.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all cash held with financial institutions and highly liquid investments, with a maturity of three months or less when purchased, to be cash and cash equivalents on the Statement of Financial Condition. As of December 31, 2024, there were no such cash equivalents included on the Statement of Financial Condition.

(c) Investments in Marketable Securities

Marketable securities, which consist solely of mutual fund investments, are recorded at fair value based on the reported net asset value of the respective investments at the end of each business day. All securities transactions are recorded on a trade-date basis.

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with Financial Accounting Standards Board ("FASB") ASC 820 – *Fair Value Measurements,* management discloses financial instruments using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

	Total at December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in marketable securities:				
Mutual funds	$ 12,599,066	12,599,066	—	—
Total investments in marketable securities	$ 12,599,066	12,599,066	—	—

As of December 31, 2024, all assets measured at fair value were classified as level 1 assets. There were no changes in levels of investments during the year ended December 31, 2024 and the Company did not hold any level 3 investments during the year ended 2024.

ASC 825, Financial Instruments, provides a fair value option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. The Company has elected to report it's financial assets and liabilities on the Statement of Financial Condition at carrying amounts that approximate fair values due to the short maturities of the instruments. Such assets and liabilities, classified as Level 1, include cash, distribution income receivable, commissions receivable, and accounts payable and accrued expenses.

(d) *Furniture and Equipment*

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation, other than for leasehold improvements, is computed using the straight-line method over the estimated useful lives of the assets (3 – 7 years). Leasehold improvement depreciation is computed using the straight-line method over the shorter of the estimated useful life of the asset or the term of the current office lease.

(e) *Trade Receivables*

Trade receivables are settled according to the terms of the invoice. There were no write-offs of trade receivables for the year ended December 31, 2024.

(Continued)

(f) Recently Issued Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"), which enhances income tax disclosures. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The additional disclosure requirements under ASU 2023-09 are required to be applied prospectively and are effective for companies with fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect the additional disclosure requirements under ASU 2023-09 to have a material impact on the Financial Statements.

(3) Segment Reporting

The Financial Accounting Standards Board issued Accounting Standards Update 2023-07, "Segment Reporting" (Topic 280) ("ASU 2023-07") which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance thereunder and has determined that the Company operates as one operating segment. The Company is engaged in a single line of business as general distributor of and/or marketing agent for pooled investment vehicles. The Company has identified its Chief Executive Officer as the chief operating decision maker (the "CODM"), who uses net income to evaluate the results of the business. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(4) Affiliated Parties

Payroll, inclusive of salaries, payroll taxes, and benefits, as well as rent, and the majority of communications and data processing expenses are allocated by the Parent to its subsidiaries, including the Company, based upon the subsidiaries' proportionate share of resources utilized. These allocations are based on various drivers, such as square footage, headcount, etc.

Costs are being allocated from the Parent, based on an administrative service agreement. Under the agreement, the Parent shall incur a daily fee derived from the proportion of its employees' time spent working on broker-dealer related activities. These costs include allocations of salaries and related expenses as well as overhead of salespeople, compliance, accounting, and management. The fee consists of 100% of all costs of the Company, inclusive of costs allocated from the Parent to the Company, plus a markup of 3%, net of the Company's distribution and commission income, settled on a monthly basis.

Both the Company and the Parent also act as paying agents for affiliated parties. These transactions are reflected in the due from affiliates balance on the Statement of Financial Condition.

All investments in mutual funds that are presented in note 2 (c) are investments in Van Eck sponsored mutual funds.

(5) Income Taxes

The Company files its federal, and primary state and local income tax returns on a consolidated basis with its Parent and other related companies (together the "Van Eck group"). Following the provisions of Accounting Standards Codification 740 – Income Taxes ("ASC 740"), the Parent and its wholly owned U.S. subsidiaries have agreed to allocate income taxes among the members of the Van Eck group under a separate return method using consolidated state apportionment factors and benefitting each company for losses utilized by another, if applicable. Under this agreement, the Parent acts as the payment agent for consolidated federal and state taxes on behalf of the Company with the Parent making payments to the Company or the Company making payments to the Parent for the income taxes resulting from the Company's inclusion in these consolidated returns. As of December 31, 2024, a payable of $682,935 from consolidating returns is included within the due from affiliates balance on the Statement of Financial Condition. An $11,575 receivable from standalone state tax filings is included in income tax receivable on the Statement of Financial Condition. The Company is subject to tax examinations from 2021 on for federal tax and 2020 on for state and local tax.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ASC 740 prescribes a single, comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns. The Company recognizes the tax effects of uncertain tax positions only where the position is more likely than not to be sustained assuming examination by tax authorities. Management has concluded that no liabilities for unrecognized tax benefits exist in relation to uncertain tax positions for all open tax years. Tax interest and penalties are included in accounts payable and accrued expenses on the Statement of Financial Condition. For the year ended December 31, 2024 there was no interest or penalties.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024 are as follows:

Deferred Tax Assets:

Depreciation of furniture and equipment	2,726
Total deferred tax assets	2,726

Deferred Tax Liabilities:

Net unrealized gain on investments	(337,887)
Total deferred tax liabilities	(337,887)
Net deferred tax liabilities	(335,161)

(6) Commitments and Contingencies, Off-Balance-Sheet Risk and Credit Risk

As discussed in note 1, the Company acts as general distributor of pooled investment vehicles, including mutual funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. Off-balance-sheet risk with respect to these transactions exists due to the possibility that customers may be unable to fulfill their contractual commitments. As a result, the Company may be charged for any losses incurred by the mutual funds for the canceled transaction. The Company seeks to minimize this risk through procedures designed to monitor the proper execution of transactions by the issuers or their agents. As of December 31, 2024 there were no such charges against the Company.

(7) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2024, the Company had regulatory net capital and regulatory net capital requirements of $10,902,955 and $32,586 respectively. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.045 to 1.

(8) Defined Contribution Plan

The Parent has a qualified 401(k) Savings and Investment Plan (the "Plan") whereby employees may contribute up to the federal annual limits.

(Continued)

(9) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 27, 2025, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments in the Statement of Financial Condition.